EXHIBIT 12.1

SARA LEE CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In millions except ratios)

	Years Ended
	July 2, 2005 (1)	July 3, 2004 (2)
Fixed charges:
Interest expense	$290	$271
Interest portion of rental expense	71	66

Total fixed charges before capitalized interest and preference security dividends of consolidated subsidiaries	361	337
Preference security dividends of consolidated subsidiaries	0	0
Capitalized interest	10	10

Total fixed charges	$371	$347

Earnings available for fixed charges:
Income before income taxes continuing operations	$934	$1,487
Less undistributed income (loss) in minority-owned companies	1	1
Add minority interest in majority-owned subsidiaries	11	6
Add amortization of capitalized interest	16	17
Add fixed charges before capitalized interest and preference security dividends of consolidated subsidiaries	361	337

Total earnings available for fixed charges	$1,323	$1,848

Ratio of earnings to fixed charges	3.6	5.3

(1)	During fiscal 2005, the corporation recorded charges in pretax income from continuing operations of $93 million in connection with certain restructuring activities and $350 million for impairments. Also during fiscal 2005, the corporation recognized $117 million of contingent sales proceeds from the disposal of its European tobacco business in 1999.
(2)	During fiscal 2004, the corporation recorded a charge of $48 million in pretax income from continuing operations in connection with certain restructuring activities. Also during fiscal 2004, the corporation recognized $119 million of contingent sales proceeds from the disposal of its European tobacco business in 1999.